Exhibit 99.1

Tarena International, Inc. Announces the Unaudited Results for the Fourth Quarter and Fiscal Year of 2022

BEIJING, Mar 27, 2023 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of IT professional education and IT-focused supplementary STEAM education services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Highlights for the Fourth Quarter of 2022

•	Total student enrollment in IT-focused supplementary STEAM education increased by 17.0% to 177,000 in the fourth quarter of 2022, compared to student enrollment of 151,300 in the same period of 2021.

•	Net revenues decreased by 15.7% year-over-year to RMB552.4 million (US$80.1 million), from RMB655.3 million in the same period of 2021.

•	Gross profit decreased by 1.6% year-over-year to RMB322.4 million (US$46.7 million), from RMB327.6 million in the same period of 2021.

•	Gross profit margin increased by 8.4% year-over-year to 58.4%, from 50.0% in the same period of 2021.

•	Operating loss decreased to RMB4.6 million (US$0.7 million), from a loss of RMB60.4 million in the same period of 2021.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB0.2 million (US$0.03 million), compared to a non-GAAP operating loss of RMB56.5 million in the same period of 2021.

•	Net loss was RMB17.7 million (US$2.6 million), compared to a net loss of RMB182.5 million in the same period of 2021.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB12.9 million (US$1.9 million), compared to a non-GAAP net loss of RMB178.6 million in the same period of 2021.

•	Basic and diluted loss per American Depositary Share ("ADS"), each representing five Class A ordinary shares with an effective date of December 23, 2021, was RMB1.72 (US$0.25), compared to a loss per ADS of RMB16.12 in the fourth quarter of 2021.

•	Operating cash inflow for the quarter was RMB24.0 million (US$3.5 million).

•	Cash, cash equivalents, and time deposits, including current and non-current, and restricted cash totaled RMB380.5 million (US$55.2 million) as of December 31, 2022.

Highlights for Fiscal Year of 2022

•	Total student enrollment in our IT-focused supplementary STEAM education for fiscal year 2022 reached 209,400, increasing by 17.4%, compared to student enrollment of 178,400 in the same period in 2021.

•	Net revenues increased by 3.4% year-over-year to RMB2,468.1 million (US$357.8 million), from RMB2,386.5 million in the same period in 2021.

•	Gross profit increased by 19.1% year-over-year to RMB1,412.0 million (US$204.7 million), from RMB1,185.1 million in the same period in 2021.

•	Gross profit margin increased by 7.5% year-over-year to 57.2%, from 49.7% in the same period in 2021.

•	Operating income was RMB93.0 million (US$13.5 million), compared to an operating loss of RMB369.1 million in the same period in 2021.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB109.6 million (US$15.9 million), compared to a non-GAAP operating loss of RMB350.0 million in the same period in 2021.

•	Net income was RMB85.2 million (US$12.4 million), compared to a net loss of RMB475.8 million in the same period in 2021.

•	Non-GAAP net income, which excluded share-based compensation expenses, was RMB101.8 million (US$14.8 million), compared to a non-GAAP net loss of RMB456.7 million in the same period in 2021.

•	Basic income per American Depositary Share ("ADS"), each representing five Class A ordinary shares with an effective date of December 23, 2021, was RMB7.64 (US$1.11). Diluted income per American Depositary Share ("ADS") was RMB7.23 (US$1.05).

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Key Financial Results

	For the Three Months Ended December 31,		Variance	% of change	Fiscal Year Ended December 31,		Variance	% of change
	2021	2022			2021	2022
	RMB	RMB	RMB		RMB	RMB	RMB
	(in thousands, except for percentages)
Net revenues	655,301	552,444	(102,857)	-15.7	2,386,520	2,468,074	81,554	3.4
Cost of revenues(a)	(327,689)	(230,067)	97,622	-29.8	(1,201,419)	(1,056,043)	145,376	-12.1
Gross profit	327,612	322,377	(5,235)	-1.6	1,185,101	1,412,031	226,930	19.1
Gross margin	50.0%	58.4%	8.4%		49.7%	57.2%	7.5%
Selling and marketing expenses(a)	(221,847)	(145,301)	76,546	-34.5	(878,130)	(642,937)	235,193	-26.8
General and administrative expenses(a)	(132,465)	(153,556)	(21,091)	15.9	(569,985)	(604,028)	(34,043)	6.0
Research and development expenses(a)	(33,664)	(28,088)	5,576	-16.6	(106,098)	(72,028)	34,070	-32.1
Total operating expenses	(387,976)	(326,945)	61,031	-15.7	(1,554,213)	(1,318,993)	235,220	-15.1
Operating income/(loss)	(60,364)	(4,568)	55,796	-92.4	(369,112)	93,038	462,150	125.2

Note:

(a)	Includes share-based compensation expenses.

“The changing dynamics in the fourth quarter of 2022 and January of 2023 and the uncertain business environment during the period temporarily affected our regular operations. We had to close some of our offline centers for almost two months as a good portion of our students, instructors, employees, and their families weathered the pandemic. Facing challenges during the period, particularly with respect to customer acquisition, course delivery, and services at our offline centers, we navigated through our robust online delivery system and continued focusing on cost reduction and efficiency enhancement. As a result, we realized an operating cash inflow of RMB24.0 million for the quarter,” remarked Ms. Ying Sun, the Chief Executive Officer of Tarena.

Ms. Sun continued, “After the Chinese New Year holiday, as the country recovered from the impact, we also fully emerged, with all our offline centers resuming normal classes and operations in February. In addition, the gradual recovery of the macro environment has brought increased enthusiasm for students to enroll, which we believe will partially offset the impact of these exceptional circumstances on the financial performance of fiscal year of 2023.”

“Looking ahead, we will continue to optimize our integrated online and offline product delivery and service system and promote the improvement of course and service quality, aiming to provide increased value and optimized experiences for our students. We will also drive new enrollment and renewal of existing students via strengthening word-of-mouth to achieve efficient customer acquisition at a lower cost. We are optimistic about the rebound in enrollment and future growth. At the same time, we will remain laser focused on enhancing operating efficiency, and strive for continued improvement in our profitability in 2023,” concluded Ms. Ying Sun.

Financial Results for the Fourth Quarter of 2022

Net Revenues

Total net revenues decreased by 15.7% to RMB552.4 million (US$80.1 million) in the fourth quarter of 2022 from RMB655.3 million in the same period of 2021. The decrease was mainly due to a decrease in student enrollment in our IT professional education, and was partially offset by an increase in IT-focused supplementary STEAM education revenues.

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Cost of Revenues

The cost of revenues decreased by 29.8% to RMB230.1 million (US$33.4 million) in the fourth quarter of 2022, from RMB327.7 million in the same period of 2021. The decrease was mainly due to decreased rental and personnel-related costs resulting from the closing of some of our teaching centers.

Gross Profit and Gross Margin

Gross profit decreased by 1.6% to RMB322.4 million (US$46.7 million) in the fourth quarter of 2022, from RMB327.6 million in the same period of 2021. Gross margin expanded to 58.4% in the fourth quarter of 2022, compared to 50.0% in the same period of 2021, as we continued to improve operational efficiency.

Operating Expenses

Total operating expenses decreased by 15.7% to RMB326.9 million (US$47.4 million) in the fourth quarter of 2022, from RMB388.0 million in the same period of 2021. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 16.0% to RMB322.4 million (US$46.7 million) in the fourth quarter of 2022, from RMB383.6 million in the same period of 2021. Total share-based compensation expenses allocated to related operating expenses were RMB4.6 million (US$0.7 million) in the fourth quarter of 2022, compared to RMB4.4 million in the same period of 2021.

Selling and marketing expenses decreased by 34.5% to RMB145.3 million (US$21.1 million) in the fourth quarter of 2022, from RMB221.8 million in the same period of 2021. The decrease was mainly due to the drop in the number of sales staff and a decrease in advertising spending as the Company continued to optimize marketing spending in the fourth quarter of 2022.

General and administrative expenses increased by 15.9% to RMB153.6 million (US$22.3 million) in the fourth quarter of 2022, from RMB132.5 million in the same period of 2021. The increase was mainly attributable to the lower general and administrative expenses in the fourth quarter of 2021 resulting from the receipt of a settlement payment from the buyer group in connection with the termination of a proposed privatization transaction. Personnel-related expenses and rental expenses decreased in the fourth quarter of 2022 because the number of administration staff decreased and we obtained some rental relief as we closed some low performing centers.

Research and development expenses decreased by 16.6% to RMB28.1 million (US$4.1 million) in the fourth quarter of 2022, from RMB33.7 million in the same period of 2021. The decrease was mainly due to the decrease in personnel-related expenses in the fourth quarter of 2022.

Operating Income/(Loss)

Operating loss was RMB4.6 million (US$0.7 million) in the fourth quarter of 2022, compared to an operating loss of RMB60.4 million in the same period of 2021. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB0.2 million (US$0.03 million) in the fourth quarter of 2022, compared to a non-GAAP operating loss of RMB56.5 million in the same period of 2021.

Income Tax Expense

The Company recorded an income tax expense of RMB17.6 million (US$2.6 million) in the fourth quarter of 2022, compared to an income tax expense of RMB125.7 million in the same period of 2021.

Net Loss

As a result of the foregoing factors, net loss was RMB17.7 million (US$2.6 million) in the fourth quarter of 2022, compared to a net loss of RMB182.5 million in the same period of 2021. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB12.9 million (US$1.9 million) in the fourth quarter of 2022, compared to a non-GAAP net loss of RMB178.6 million in the same period of 2021.

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Basic and Diluted Loss per ADS

Basic and diluted loss per ADS was RMB1.72 (US$0.25) in the fourth quarter of 2022, compared to a loss per ADS of RMB16.12 in the fourth quarter of 2021. Non-GAAP basic and diluted loss per ADS, which excluded share-based compensation expenses, was RMB1.27 (US$0.18) in the fourth quarter of 2022, compared to a non-GAAP loss per ADS of RMB15.78 in the fourth quarter of 2021.

Cash Flow

Net cash inflow from operating activities in the fourth quarter of 2022 was RMB24.0 million (US$3.5 million). Net cash inflow from financing activities in the fourth quarter of 2022 was RMB27.0 million (US$3.9 million), as we borrowed a net amount of RMB35.5 million (US$5.1 million). Capital expenditures in the fourth quarter of 2022 were RMB9.2 million (US$1.3 million).

Fiscal Year 2022 Results

Net Revenues

Total net revenues increased by 3.4% to RMB2,468.1 million (US$357.8 million) in 2022, from RMB2,386.5 million in 2021. The increase was primarily driven by higher student enrollment in our IT-focused supplementary STEAM education, and was partially offset by a decrease in IT professional education revenues.

Cost of Revenues

The cost of revenues decreased by 12.1% to RMB1,056.0 million (US$153.1 million) in 2022, from RMB1,201.4 million in 2021. The decrease was mainly due to the decrease in rental costs, depreciation costs, and personnel-related costs resulting from the closing of some of our teaching centers.

Gross Profit and Gross Margin

Gross profit increased by 19.1% to RMB1,412.0 million (US$204.7 million) in 2022, from RMB1,185.1 million in 2021. Gross margin increased to 57.2% in 2022, compared to 49.7% in 2021 as we continued to improve operational efficiency.

Operating Expenses

Total operating expenses decreased by 15.1% to RMB1,319.0 million (US$191.2 million) in 2022, from RMB1,554.2 million in 2021. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 15.1% to RMB1,302.8 million (US$188.9 million) in 2022, from RMB1,535.2 million in 2021. Total share-based compensation expenses allocated to related operating expenses decreased by 14.7% to RMB16.2 million (US$2.3 million) in 2022, from RMB19.0 million in 2021.

Selling and marketing expenses decreased by 26.8% to RMB642.9 million (US$93.2 million) in 2022, from RMB878.1 million in 2021. The decrease was mainly due to a drop in the number of sales staff and a decrease in advertising spending as the Company continued to control marketing spending in 2022.

General and administrative expenses increased by 6.0% to RMB604.0 million (US$87.6 million) in 2022, from RMB570.0 million in 2021. The increase was mainly due to the lower general and administrative expenses in the fourth quarter of 2021 resulting from the receipt of a settlement payment from the buyer group in connection with the termination of a proposed privatization transaction, as well as a provision of a shareholder litigation in 2022. Rental expenses decreased as we closed some low performing centers and obtained some rental relief. Office expenses decreased as the Company focused on improving operational efficiency.

Research and development expenses decreased by 32.1% to RMB72.0 million (US$10.4 million) in 2022, from RMB106.1 million in 2021. The decrease was mainly due to a decrease in personnel-related costs in 2022.

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Operating Income/(Loss)

Operating income was RMB93.0 million (US$13.5 million) in 2022, compared to an operating loss of RMB369.1 million in 2021. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB109.6 million (US$15.9 million) in 2022, compared to a non-GAAP operating loss of RMB350.0 million in 2021.

Income Tax Expense

The Company recorded an income tax expense of RMB20.8 million (US$3.0 million) in 2022, compared to RMB114.1 million in income tax expense in 2021.

Net Income/(Loss)

As a result of the foregoing, net income was RMB85.2 million (US$12.4 million) in 2022, compared to net loss of RMB475.8 million in 2021. Non-GAAP net income, which excluded share-based compensation expenses, was RMB101.8 million (US$14.8 million) in 2022, compared to non-GAAP net loss of RMB456.7 million in 2021.

Basic and Diluted Income/(Loss) per ADS

Basic income per ADS was RMB7.64 (US$1.11) in 2022. Diluted income per ADS was RMB7.23 (US$1.05) in 2022. Non-GAAP basic income per ADS, which excluded share-based compensation expenses, was RMB9.15 (US$1.33) in 2022. Non-GAAP diluted income per ADS, which excluded share-based compensation expenses, was RMB8.67 (US$1.26) in 2022.

Cash Flow

The total balance of cash, cash equivalents, time deposits, and restricted cash decreased by RMB49.9 million from RMB430.4 million as of December 31, 2021, to RMB380.5 million (US$55.2 million) as of December 31, 2022. Net cash outflow from operating activities in 2022 was RMB27.5 million (US$4.0 million), primarily due to operational spending exceeding the amount of cash received from enrollments. Net cash outflow from financing activities in 2022 was RMB2.1 million (US$0.3 million) as we made treasury stock buyback. Capital expenditures in 2022 were RMB38.8 million (US$5.6 million).

The financial statements for the full year ended December 31, 2022 included within this earnings release have not been audited by the Company’s independent registered accounting firm. The audited financial statements for the year ended December 31, 2022 to be disclosed in the Company’s Form 20-F may have discrepancies with the above-mentioned unaudited financial statements.

Business Outlook

As classes and non-essential operations were suspended for the month of January and after taking into consideration the lingering impact from the fourth quarter of 2022, based on the Company's current estimates, total net revenues for the first quarter of 2023 are expected to be in the range of RMB365 million to RMB380 million, representing a decrease of 39.1% to 41.5% compared to net revenues in the same period of 2022. Since February 2023, we have resumed normal classes and business operations and we expect a better financial performance for the remainder of fiscal 2023.

This guidance is based on current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release from RMB to United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB6.8972, representing the exchange rate as of December 30, 2022, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been converted, realized or settled into US$ at that rate, or at any other rate, on December 30, 2022.

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Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 8:00 AM on March 28, 2023, U.S. Eastern Time (8:00 PM on March 28, 2023, Beijing Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, a passcode, and a unique registrant ID.

Conference call registration link: https://s1.c-conf.com/diamondpass/10029490-hd82y4.html. It will automatically direct you to the registration page for "Tarena's Fourth Quarter and Fiscal Year 2022 Earnings Conference Call," where you may fill in your details to RSVP. If it requires you to enter a participant conference ID, please enter "10029490".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode, and registrant ID) provided in the confirmation email received at the point of registration.

A replay of the conference call may be accessed by phone at the following number until April 4, 2023:

United States: +1855 883 1031

China: 400 1209 216

Hong Kong: 800 930 639

Conference ID: 10029490

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of IT professional education and IT-focused supplementary STEAM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers IT-focused supplementary STEAM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage "code to learn," Tarena embraces the latest trends in STEAM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook, the quotations from management in this announcement, as well as the Company’s strategic and operational plans contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

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About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future. In order to mitigate the limitation, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Investor Relations Contact:

Tarena International, Inc.

Investor Relations

E-mail: ir@tedu.cn

The Piacente Group, Inc.

In China

Yang Song

Tel: +86-10-6508-0677

E-mail: tedu@tpg-ir.com

In the U.S.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: tedu@tpg-ir.com

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TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per ADS data)

	As of
	December 31,	December 31,	December 31,
	2021	2022	2022
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	423,766	356,237	51,650
Time deposits	6,257	6,277	910
Restricted cash	255	17,730	2,571
Accounts receivable, net of allowance for doubtful accounts	48,458	68,733	9,965
Amounts due from related parties	839	698	101
Asset held for sale	-	106,539	15,447
Prepaid expenses and other current assets	139,757	111,339	16,142
Total current assets	619,332	667,553	96,786
Time deposits-non current	123	228	33
Accounts receivable, net of allowance for doubtful accounts-non current	90	182	26
Amount due from related parties-non current	683	701	102
Property and equipment, net	299,441	122,834	17,809
Intangible assets, net	9,906	7,542	1,093
Goodwill	52,782	52,782	7,653
Right-of-use assets	495,936	350,501	50,818
Long-term investments, net	46,449	46,183	6,696
Deferred income tax assets	41,000	40,127	5,818
Other non-current assets, net	76,040	48,867	7,085
Total assets	1,641,782	1,357,500	193,919

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	30,000	52,000	7,539
Accounts payable	8,914	6,330	918
Amounts due to related parties	554	87	13
Operating lease liabilities-current	239,937	197,969	28,703
Income taxes payable	89,000	108,434	15,721
Deferred revenue-current	2,008,078	1,688,610	244,825
Accrued expenses and other current liabilities	563,603	603,516	87,502
Total current liabilities	2,940,086	2,656,946	385,221
Deferred revenue-non current	16,774	14,051	2,037
Operating lease liabilities-non current	272,575	168,736	24,464
Other non-current liabilities	4,767	4,448	645
Total liabilities	3,234,202	2,844,181	412,367
Commitments and contingencies	-	-	-
Shareholders’ equity:
Class A ordinary shares	355	359	52
Class B ordinary shares	74	74	11
Treasury stock	(459,815)	(476,918)	(69,147)
Additional paid-in capital	1,347,205	1,363,845	197,739
Accumulated other comprehensive income	48,699	49,664	7,201
Accumulated deficit	(2,520,438)	(2,436,918)	(353,320)
Total deficit attributable to the shareholders of Tarena International, Inc.	(1,583,920)	(1,499,894)	(217,464)
Non-controlling interest	(8,500)	(6,787)	(984)
Total liabilities and equity	1,641,782	1,337,500	193,919

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TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(in thousands, except share data and per ADS data)

	For the Three Months Ended December 31			Fiscal Year Ended December 31
	2021 Unaudited	2022 Unaudited	2022 Unaudited	2021 Audited	2022 Unaudited	2022 Unaudited
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	655,301	552,444	80,097	2,386,520	2,468,074	357,837
Cost of revenues(a)	(327,689)	(230,067)	(33,357)	(1,201,419)	(1,056,043)	(153,112)
Gross profit	327,612	322,377	46,740	1,185,101	1,412,031	204,725
Selling and marketing expenses(a)	(221,847)	(145,301)	(21,067)	(878,130)	(642,937)	(93,217)
General and administrative expenses(a)	(132,465)	(153,556)	(22,264)	(569,985)	(604,028)	(87,576)
Research and development expenses(a)	(33,664)	(28,088)	(4,072)	(106,098)	(72,028)	(10,443)
Operating income/(loss)	(60,364)	(4,568)	(663)	(369,112)	93,038	13,489
Interest income, net	774	844	122	2,335	2,700	391
Other income	2,749	3,503	508	5,572	11,283	1,636
Foreign exchange loss	(12)	158	23	(518)	(954)	(138)
Income/(loss) before income taxes	(56,853)	(63)	(10)	(361,723)	106,067	15,378
Income tax expense	(125,696)	(17,641)	(2,558)	(114,057)	(20,834)	(3,021)
Net income/(loss)	(182,549)	(17,704)	(2,568)	(475,780)	85,233	12,357
Less: Net income/(loss) attributable to non-controlling interests	(75)	802	116	-1233	1713	248
Net income/(loss) attributable to Class A and Class B ordinary shareholders	(182,474)	(18,506)	(2,684)	(474,547)	83,520	12,109

Net income/(loss) per ADS(b)
Basic(b)	(16.12)	(1.72)	(0.25)	(42.17)	7.64	1.11
Diluted(b)	(16.12)	(1.72)	(0.25)	(42.17)	7.23	1.05
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	56,587,227	53,856,656	53,856,656	56,260,925	54,657,222	54,657,222
Diluted	56,587,227	53,856,656	53,856,656	56,260,925	57,730,672	57,730,672

Net income/(loss)	(182,549)	(17,704)	(2,568)	(475,780)	85,233	12,357
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	(285)	595	86	(421)	965	140
Comprehensive income/(loss)	(182,834)	(17,109)	(2,482)	(476,201)	86,198	12,497

Note:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended December 31,			Fiscal Year Ended December 31
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	(485)	246	36	70	325	47
Selling and marketing expenses	(189)	413	60	2,785	1,388	201
General and administrative expenses	4,245	3,165	459	14,840	12,296	1,783
Research and development expenses	341	977	142	1,408	2,528	367

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TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per ADS data)

	For the Three Months Ended December 31,			Fiscal Year Ended December 31,
	2021 Unaudited	2022 Unaudited	2022 Unaudited	2021 Unaudited	2022 Unaudited	2022 Unaudited
	RMB	RMB	USD	RMB	RMB	USD
GAAP Cost of revenues	327,689	230,067	33,357	1,201,419	1,056,043	153,112
Share-based compensation expense in cost of revenues	-485	246	36	70	325	47
Non-GAAP Cost of revenues	328,174	229,821	33,321	1,201,349	1,055,718	153,065

GAAP Selling and marketing expenses	221,847	145,301	21,067	878,130	642,937	93,217
Share-based compensation expense in selling and marketing expenses	(189)	413	60	2,785	1,388	201
Non-GAAP Selling and marketing expenses	222,036	144,888	21,007	875,345	641,549	93,016

GAAP General and administrative expenses	132,465	153,556	22,264	569,985	604,028	87,576
Share-based compensation expense in general and administrative expenses	4,245	3,165	459	14,840	12,296	1,783
Non-GAAP General and administrative expenses	128,220	150,391	21,805	555,145	591,732	85,793

GAAP Research and development expenses	33,664	28,088	4,072	106,098	72,028	10,443
Share-based compensation expense in research and development expenses	341	977	142	1,408	2,528	367
Non-GAAP Research and development expenses	33,323	27,111	3,930	104,690	69,500	10,076

Operating income/(loss)	(60,364)	(4,568)	(663)	(369,112)	93,038	13,489
Share-based compensation expenses	3,912	4,801	697	19,103	16,537	2,398
Non-GAAP Operating income/(loss)	(56,452)	233	34	(350,009)	109,575	15,887

Net income/(loss)	(182,549)	(17,704)	(2,568)	(475,780)	85,233	12,357
Share-based compensation expenses	3,912	4,801	697	19,103	16,537	2,398
Non-GAAP Net income/(loss)	(178,637)	(12,903)	(1,871)	(456,677)	101,770	14,755
Less: Net income/(loss) attributable to non-controlling interests	(75)	802	116	(1,233)	1,713	248
Non-GAAP net income/(loss) attributable to Class A and Class B ordinary shareholders	(178,562)	(13,705)	(1,987)	(455,444)	100,057	14,507
Non-GAAP net income/(loss) per ADS(b)
Basic(b)	(15.78)	(1.27)	(0.18)	(40.48)	9.15	1.33
Diluted(b)	(15.78)	(1.27)	(0.18)	(40.48)	8.67	1.26
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income/loss per ADS(c)
Basic	56,587,227	53,856,656	53,856,656	56,260,925	54,657,222	54,657,222
Diluted	56,587,227	53,856,656	53,856,656	56,260,925	57,730,672	57,730,672

Notes:

(a)	There was no tax impact of share-based compensation expenses for the fourth quarter of 2022 and 2021, respectively.
(b)	The Non-GAAP net income/(loss) per ADS is computed using Non-GAAP net income/(loss) attributable to ordinary shareholders and the same number of ordinary shares are used in GAAP basic and diluted net income/(loss) per ADS calculation.
(c)	Each ADS represents five Class A ordinary shares. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing five Class A ordinary shares, which became effective on December 23, 2021.

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